Washington Mutual Investors Fund
1101 Vermont Avenue, NW
Washington, D.C. 20005

Phone (202) 842-5665

Stephanie L. Pfromer
Assistant Secretary

May 4, 2010

Via EDGAR

Ms. Laura Hatch
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Washington Mutual Investors Fund, Inc.; File Nos. 002-11051 and 811-00604

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on April 27, 2010 to the Fund’s Post-Effective Amendment No. 119 to the Registration Statement under the Securities Act of 1933 and Amendment No. 47 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

As requested, the Fund acknowledges:

•
Should the Commission or the staff, acting pursuant to delegated authority, allow the Fund’s filing to go automatically effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments.

Should you have any questions, please phone me at (202) 842-5665 or Michael Triessl at (213) 615-4024.

Sincerely,

/s/ Stephanie L. Pfromer

Stephanie L. Pfromer
Assistant Secretary